Exhibit 99.1

Docebo Inc. Announces Preliminary Results of its Substantial Issuer Bid

TORONTO, ONTARIO – September 9, 2026 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”), the Enterprise Platform for the AI-era workforce, unifying skills intelligence, learning, and knowledge in one closed loop, announced today the preliminary results of its substantial issuer bid (the “Offer”) to repurchase for cancellation up to US$70,000,000 of its outstanding common shares (the “Common Shares”) at a price of US$25.00 per Common Share. The Offer expired at 5:00 p.m. (Eastern Time) on September 8, 2026.

All of the terms and conditions of the Offer have been complied with or waived and, based on a preliminary count by TSX Trust Company (the “Depositary”), a total of 99,332 Common Shares were properly tendered to the Offer. Accordingly, the Company expects to take up and purchase for cancellation all of such Common Shares at a purchase price of US$25.00 per Common Share, for aggregate consideration of US$2,483,300. The aggregate purchase price for the Common Shares taken up under the Offer will be funded entirely from the Company’s cash on hand, with no incremental borrowings under its credit facility. The Common Shares expected to be purchased under the Offer represent approximately 0.4% of the issued and outstanding Common Shares on a non-diluted basis as of July 20, 2026, the date the terms of the Offer were publicly announced. After giving effect to the Offer, approximately 24,947,594 Common Shares are expected to be issued and outstanding.

Intercap Inc. (“Intercap”), which beneficially owned 15,913,351 Common Shares prior to the Offer, representing approximately 63.9% of the Company’s issued and outstanding Common Shares, is expected to have 13,351 Common Shares acquired under the Offer. Accordingly, following the Offer, Intercap is expected to beneficially own 15,900,000 Common Shares, representing approximately 63.7% of the Company’s issued and outstanding Common Shares. No other directors or officers tendered Common Shares pursuant to the Offer.

The number of Common Shares to be purchased under the Offer is preliminary, subject to verification by the Depositary and assumes that all Common Shares tendered through notices of guaranteed delivery will be delivered within the one trading day settlement period.

The “specified amount” for purposes of subsection 191(4) of the Income Tax Act (Canada) is C$32.44, being the closing trading price for a Common Share on the TSX on September 8, 2026. Shareholders should consult with their own tax advisors with respect to the income tax consequences of the disposition of their Common Shares under the Offer.

The full details of the Offer are described in the offer to purchase and issuer bid circular dated July 20, 2026, as varied by the notice of variation and extension dated August 21, 2026, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Information

This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including, without limitation, purchases of Common Shares tendered under the Offer and Intercap’s expected ownership following the Offer.

This forward-looking information is based on our opinions, estimates and assumptions and there is no assurance that any Common Shares will be purchased under the Offer. Although the Company considers such opinions, estimates and assumptions to be appropriate and reasonable as of the date of this press release, they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including those factors discussed in greater detail under the “Risk Factors” section in our Annual Information Form, available free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and should be considered carefully by prospective Investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward- looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy

Vice President – Investor Relations

(214) 830-0641

mike.mccarthy@docebo.com